Date: June 26, 2008

To: Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549

SENT VIA EDGAR

Re:	Sino Gas International Holdings, Inc.
File No. 333-147998
Amendment No. 2 to Registration Statement on Form S-1
Filed on May 27, 2008

Dear Mr. Owings:

On behalf of Sino Gas International Holdings, Inc. ( the “Company” or “Sino Gas”), we hereby submit this response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff's letter, dated June 17, 2008, with respect to Amendment No. 2 to our registration statement on Form S-1 (the “Registration Statement” or “Prospectus”). For ease of reference, we have set forth below each of the Staff’s comments first and then with the corresponding Company’s response to follow.

We understand and agree that:

•	Sino Gas is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s comments or changes to disclosure in response to Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Sino Gas may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.
We note your response to comment two in our letter dated February 12, 2008. Please update the closing price of your common stock on the front of your prospectus so that it reflects the closing price as of a current date.

Response:

In response to Staff’s comments, we updated our common stock closing price table on the front of our prospectus to reflect the closing price as of a current date.

Beijing Gas is subject to restrictions on paying dividends and making other payments to us. page 9

2.
We note your response to comment 3 in our letter dated February 12, 2008. Please revise this risk factor to disclose whether you have in the most recently completed fiscal year satisfied the set-aside reserve fund and whether dividends were or could have been paid out of retained earnings. If you have not met these restrictions, please also disclose your present status in satisfying the set-aside reserve. Further, please explain to readers that the term “RMB” refers to China’s currency Renminbi.

Response:

In response to Staff’s comments, we revised the risk factor on prospectus page 9 to disclose that in the most recent completed fiscal year we have satisfied the set-aside reserve fund and dividends could have been paid out of retained earnings. However, this year, we do not have plans to distribute dividends. Further, we revised the prospectus to explain “RMB” as China’s currency Renminbi.

Page 2 of 3,
H. C. Owings, SEC
June 26, 2008

Cash and cash equivalents. page 25

3.
We note your response to comment 5 in our letter dated February 12, 2008. Please revise to elaborate upon the discussions with the two to three small-sized city projects you reference. In doing so, please provide enough details so that an investor can determine the materiality of these discussions and their present status.

Response:

In response to Staff’s comments, we have revised our prospectus page 25 to elaborate upon the acquisitions we made with the two small-sized city projects.

4.
Please provide additional details concerning the status and nature of your proposed debt offering and status of your discussions with a bank. In this regard, if you are expecting to issue debt securities please describe the debt securities including their terms.

Response:

In response to Staff’s comments, we respectfully submit that the debt financing was not materialized in 2nd quarter as we had expected and it is still under negotiations. So is the status of the bank loan. We revised our prospectus page 25 accordingly.

Our Industry. page 42

5.
We note your response to comment 7 in our letter dated February 12, 2008 and your references to exhibits 6a, 6b and 7 of your response. We did not receive these exhibits. Please provide us with these materials. Also, we note on page 53 of your prospectus your statement that there are “approximately 2,862 smaller cities in the PRC with urban dwellers in the city proper between 100,000 to 300,000.” Please provide us with copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus.

Response:

In response to Staff’s comments, we checked our records and we did send the exhibits 6a, 6b, and 7 to the Commission in our correspondence on January 22, 2008. Nonetheless, it is hereby enclosed again.

In further response to Staff’s comments, we attached exhibit 8 as support for first line of the prospectus page 54 for the text “2,862 smaller cities in the PRC” with the number “2,862” in bold and underlined on page 3 of exhibit 8, English translation for page 2 of exhibit 8.

In addition, we attached exhibit 9 as support for the table of companies on prospectus page 54.

For Towngas China Co., Ltd, the support is collected from the internet with link as follows: http://www.reuters.com/finance/stocks/incomeStatement?stmtType=INC&perType=ANN&symbol=1083.HK. The 07 revenue of US$ 408 million and 07 net income of US$ 18.4 million on prospectus page 54 are supported by total revenue of HK$ 3195.4 million and net income of HK$ 144.5 million on page 1 of exhibit 9.

For Xinao Gas Holdings Ltd, the support is collected from the internet with link as follows: http://www.reuters.com/finance/stocks/incomeStatement?stmtType=INC&perType=ANN&symbol=2688.HK. The 07 revenue of US$ 822 million and 07 net income of US$ 72.5 million on prospectus page 54 are supported by total revenue of Renminbi 5756.3 million and net income of Renminbi 507.5 million on page 2 of exhibit 9.

For China Gas Holdings Ltd, the support is collected from the internet with link as follows: http://www.reuters.com/finance/stocks/incomeStatement?stmtType=INC&perType=ANN&symbol=0384.HK. The 07 revenue of US$ 158 million and 07 net income of US$ 24.3 million on prospectus page 54 are supported by total revenue of HK$ 1236.5 million and net income of HK$ 190.1 million on page 3 of exhibit 9.

Page 3 of 3,
H. C. Owings, SEC
June 26, 2008

For Zhengzhou Gas Co. Ltd, the support is collected from the internet with link as follows:
http://www.reuters.com/finance/stocks/incomeStatement?stmtType=INC&perType=ANN&symbol=3928.HK. The 07 revenue of US$ 123 million and 07 net income of US$ 18.4 million on prospectus page 54 are supported by total revenue of Renminbi 862.2 million and net income of Renminbi 128.5 million on page 4 of exhibit 9.

In the calculation of conversion of currencies, we used the currency exchange ratios of 1 US$=7.83 HK$ and 1 US$=7.01 Renminbi.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com.

Very truly yours,

/s/ Yuchuan Liu
Yuchuan Liu

Chairman & CEO

Enclosure

Exhibit 6a

Energy Information Administration - International Natural Gas Reserves and Resourc... Page 1 of 1

Energy Information Administration

Official Energy Statistics from the U.S. Government Glossary

Home > International > Natural Gas Reserves and Resources

International Natural Gas Reserves and Resources

International Natural Gas Reserves and Resources Tables and Reports:	formats	
Natural Gas Proved Reserves, All Countries (Trillion Cubic Feet)		
(Important Note on Sources of Foreign Reserve Estimates)		
Most Recent Estimates	html	xls
January 1, 1980 - January 1, 2007 Estimates		xls
January 1, 2006 Estimates		xls
Natural Gas Resources		
World, Regional, and Country-Level Assessments of Undiscovered Conventional Resources of Petroleum (Oil, Gas, and NGL (Natural Gas Liquids)) from the *U.S. Geological Survey World Petroleum Assessment 2000*	html	
Oil and Gas Resources of the Fergana Basin (Uzbekistan, Tadzhikistan, and Kyrgyzstan) (December 1994)	pdf	
Oil and Gas Resources of the West Siberian Basin, Russia (November 1997)	pdf	

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http://www.eia.doe.gov/emeu/international/gasreserves.html 2008-1-14

Exhibit 6b

Exhibit 7

Institute of Energy Economics of Japan

IEEJ: July 2007

Junggar basin, Turphan-Hami basin) through PetroChina.

As Table 3-1 shows, CNPC produced 43.87 Bcm in 2006, accounting for 73.7% of the national total. Meanwhile, CNOOC produced 8.4 Bcm of natural gas or 14.1% of the total, followed by Sinopec's 7.25 Bcm of gas output, or 12.2% of the total.

Table 3-1 Natural Gas Production by Producer (2000-2006)

	2000	2001	2002	2003	2004	2005	2006
CNPC							
Daqing	2.30	2.40	2.02	2.03	2.03	2.44	2.45
Liaohe	1.15	1.27	1.13	1.05	1.00	0.92	0.89
Huabei	0.44	0.52	0.53	0.57	0.58	0.57	0.55
Dagang	0.40	0.42	0.39	0.35	0.34	0.33	0.36
Xinjiang	1.62	1.90	2.02	2.21	2.56	2.90	2.88
Tarim	0.75	1.18	1.09	1.09	1.36	5.68	11.01
Turpan-Hami	0.92	1.09	1.14	1.23	1.34	1.53	1.67
Sichuan	7.99	9.08	8.75	9.19	9.78	11.63	13.13
Changqing	2.06	3.68	3.91	5.18	7.45	7.53	8.02
Qinghai	0.39	0.64	1.15	1.54	1.79	2.12	2.45
Yumen	0.02	0.04	0.06	0.03	0.02	0.08	0.08
Jidong	0.06	0.06	0.04	0.04	0.06	0.08	0.10
Jilin	0.20	0.22	0.22	0.23	0.25	0.27	0.28
Total of CNPC	**18.30**	**22.50**	**22.45**	**24.74**	**28.56**	**36.08**	**43.87**
Sinopec							
Shengli	0.69	0.91	0.75	0.81	0.89	0.88	0.80
Zhongyuan	1.34	1.60	1.61	1.70	1.75	1.66	1.60
Henan	0.05	0.09	0.11	0.10	0.10	0.10	0.08
Jianghan	0.09	0.08	0.13	0.10	0.11	0.12	0.12
Jiangsu	0.02	0.03	0.02	0.03	0.05	0.06	0.06
Yunnan/Guizhou/Guangxi	0.08	0.09	0.07	0.09	0.10	0.08	0.06
Sinopec Star	1.65	2.19	2.30	2.36	2.66	3.20	4.28
Others			0.13	0.15	0.17	0.18	0.24
Total of Sinopec	**3.93**	**5.00**	**5.09**	**5.34**	**5.83**	**6.29**	**7.25**
CNOOC,etc.	**3.96**	**5.85**	**5.31**	**4.22**	**6.39**	**8.12**	**8.40**
Total of the Nation	**26.20**	**33.35**	**32.87**	**34.32**	**40.78**	**50.49**	**59.52**

Source: *East and West Report*, March 8, 2007.

3.4 Gas Consumption

In 2005, natural gas consumption increased by 22.3 Bcm from 24.5 Bcm in 2000 to 46.8 Bcm in 2005, an annual growth rate of 13.8%. Of this city gas accounted for 32%, the chemical sector 30%, the industrial sector 26% and power generation 12% as shown in Figure 3-3. Until recently, the chemical sector, in particular fertilizer factories, was the largest consumer. However, since the inauguration of commercial operations of the West-East natural gas pipeline, the share of gas consumption has gradually shifted from the fertilizer industry to city gas users and it is expected that they will be the main consumers of China's natural gas output in the near future.

8

Exhibit 8

中国县域经济年鉴

CHINA COUNTY-LEVEL ECONOMY YEARBOOK

2005

主编

刘福刚 孟宪江

社会科学文献出版社

第一部分　中国县域经济总览　—3—

中国县域单位简表*

省级		地级		县级	
合计	行政区划单位	合计	行政区划单位	合计	行政区划单位
34	4直辖市 23省 5自治区 2特别行政区	333	283地级市 17地区 30自治州 3盟	2862	852市辖区 374县级市 1464县 117自治县 49旗 3自治旗 2特区 1林区
北京市				18	16市辖区 2县
天津市				18	15市辖区 3县
河北省		11	11地级市	172	36市辖区 22县级市 108县 6自治县
山西省		11	11地级市	119	23市辖区 11县级市 85县
内蒙古自治区		12	9地级市 3盟	101	21市辖区 11县级市 17县 49旗 3自治旗
辽宁省		14	14地级市	100	56市辖区 17县级市 19县 8自治县
吉林省		9	8地级市 1自治州	60	19市辖区 20县级市 18县 3自治县
黑龙江省		13	12地级市 1地区	130	65市辖区 19县级市 45县 1自治县

Table for China County Level Unit
Province-level		city-level		county-level
total	unit of district	total	unit of district	total	unit of district
34	4 municipality city	333	283 cities	2862	852 urban area
	23 province		17 areas		374 county-level city
	5 autonomous region		30 autonomous prefecture		1464 county
	2 special administrative region		3 zone		117 autonomous county
					49 banner
					3 autonomous banner
					2 special administrative region
					1 forest districts
beijing				18	16 urban area
					2 county
tianjin				18	15 urban area
					3 county
Hebei		11	11 cities	172	26 urban area
					22 county-level city
					108 county
					6 autonomous county
Shanxi		11	11 cities	119	23 urban area
					11 coounty-level city
					85 county
					21 urban area
Nei Mongol		12	9 cities	101	21 urban area
			3 zones		11 county-level city
					17 county
					49 banner
					3 autonomous banner
Liaoning		14	14 cities	100	56 urban area
					17 county-level city
					19 county
					8 autonomous city
Jilin		9	8 cities	60	19 urban area
			1 autonomous prefecture		20 county-level city
					18 county
					3 autonomous city
Heilongjiang		13	12 cities	130	65 urban area
			1 areas		19 county-level city
					45 county
					1 autonomous city

Exhibit 9

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Financial Statements

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Towngas China Co Ltd (Hong Kong Stock)

Annual Income Statement

In Millions of Hong Kong Dollars (except for per share items)	2007 2007-12-31 Period Length 12 Months	2006 2006-12-31 Reclassified 2007-12-31 Period Length 12 Months	2005 2005-12-31 Reclassified 2006-12-31 Period Length 12 Months	2004 2004-12-31 Restated 2005-12-31 Period Length 12 Months	2003 2003-12-31 Period Length 12 Months
Revenue	3,195.4	2,642.9	2,324.1	1,800.3	1,457.6
Other Revenue, Total	--	--	--	--	--
Total Revenue	3,195.4	2,642.9	2,324.1	1,800.3	1,457.6
Cost of Revenue, Total	2,473.8	2,123.9	1,634.5	1,353.4	1,073.3
Gross Profit	721.6	519.0	689.6	446.9	384.3
Selling/General/Admin. Expenses, Total	232.3	146.7	223.3	126.5	102.8
Research & Development	--	--	--	--	--
Depreciation/Amortization	147.9	113.6	--	--	--
Interest Expense, Net - Operating	--	--	--	--	--
Interest/Investment Income - Operating	(23.3)	(58.6)	(42.3)	(13.1)	--
Interest Expense(Income) - Net Operating	(23.3)	(58.6)	(42.3)	(13.1)	--
Unusual Expense (Income)	--	--	--	--	--
Other Operating Expenses, Total	102.4	230.5	(35.9)	(23.3)	(3.1)
Total Operating Expense	2,933.1	2,556.2	1,779.6	1,443.5	1,173.0
Operating Income	262.3	86.7	544.5	356.8	284.6
Interest Expense, Net Non-Operating	(178.0)	(178.4)	(160.2)	(53.3)	(10.3)
Interest/Invest Income - Non-Operating	157.1	(137.8)	(143.3)	26.3	--
Interest Income(Exp), Net Non-Operating	(20.9)	(316.2)	(303.5)	(27.0)	(10.3)
Gain (Loss) on Sale of Assets	--	--	0.0	2.1	(0.2)
Other, Net	--	--	--	--	--
Net Income Before Taxes	241.4	(229.6)	241.0	331.8	274.1
Provision for Income Taxes	37.0	17.1	35.1	19.7	22.9
Net Income After Taxes	204.4	(246.6)	205.9	312.1	251.3
Minority Interest	(59.9)	(9.7)	(50.2)	(26.7)	(42.2)
Equity In Affiliates	--	--	--	--	--
U.S. GAAP Adjustment	--	--	--	--	--
Net Income Before Extra. Items	144.5	(256.3)	155.8	285.4	209.1
Accounting Change	--	--	--	--	--
Discontinued Operations	--	--	--	--	--
Extraordinary Item	--	--	--	--	--
Tax on Extraordinary Items	--	--	--	--	--
Net Income	144.5	(256.3)	155.8	285.4	209.1
Preferred Dividends	--	--	--	--	--
General Partners' Distributions	--	--	--	--	--
Miscellaneous Earnings Adjustment	--	--	--	--	--
Pro Forma Adjustment	--	--	--	--	--
Interest Adjustment - Primary EPS	--	--	--	--	--
Income Available to Com Excl ExtraOrd	144.5	(256.3)	155.8	285.4	209.1
Income Available to Com Incl ExtraOrd	144.5	(256.3)	155.8	285.4	209.1
Basic Weighted Average Shares	1,728.20	945.87	946.92	943.15	618.45
Basic EPS Excluding Extraordinary Items	0.084	(0.271)	0.165	0.303	0.338
Basic EPS Including Extraordinary Items	0.084	(0.271)	0.165	0.303	0.338
Dilution Adjustment	--	0.0	--	13.7	5.4
Diluted Weighted Average Shares	1,740.00	945.87	946.92	1,060.93	710.02
Diluted EPS Excluding ExtraOrd Items	0.083	(0.271)	0.165	0.282	0.302
Diluted EPS Including ExtraOrd Items	0.083	(0.271)	0.165	0.282	0.302
DPS - Common Stock Primary Issue	0.000	0.000	0.000	0.000	0.000
Gross Dividends - Common Stock	0.0	0.0	0.0	0.0	0.0
Total Special Items	(1.2)	(13.0)	(3.8)	(1.4)	0.2
Normalized Income Before Taxes	240.2	(242.6)	237.2	330.4	274.4
Effect of Special Items on Income Taxes	(0.2)	(4.6)	(0.6)	(0.1)	0.0
Inc Tax Ex Impact of Sp Items	36.8	12.5	34.5	19.6	22.9
Normalized Income After Taxes	203.4	(255.1)	202.7	310.7	251.5
Normalized Inc. Avail to Com.	143.5	(264.8)	152.5	284.0	209.3
Basic Normalized EPS	0.083	(0.280)	0.161	0.301	0.338
Diluted Normalized EPS	0.082	(0.280)	0.161	0.281	0.302
FIND OUT MORE ABOUT 1083.HK

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Financial Statements

######################## BEGIN: Section ########################

XinAo Gas Holdings Ltd (Hong Kong Stock)

In Millions of Renminbi (except for per share items)	2007 2007-12-31 Period Length 12 Months	2006 2006-12-31 Reclassified 2007-12-31 Period Length 12 Months	2005 2005-12-31 Restated 2006-12-31 Period Length 12 Months	2004 2004-12-31 Restated 2005-12-31 Period Length 12 Months	2003 2003-12-31 Period Length 12 Months
Revenue	5,756.3	3,396.5	2,056.8	1,439.9	878.1
Other Revenue, Total	--	--	--	--	--
Total Revenue	5,756.3	3,396.5	2,056.8	1,439.9	878.1
Cost of Revenue, Total	4,006.3	2,214.1	1,285.2	850.4	502.7
Fuel Expense	--	--	--	--	--
Operations & Maintenance	--	--	--	--	--
Selling/General/Admin. Expenses, Total	938.9	687.6	332.1	260.5	159.2
Research & Development	--	--	--	--	--
Depreciation/Amortization	--	--	--	--	--
Interest Expense, Net - Operating	--	--	--	--	--
Interest/Investment Income - Operating	--	--	--	--	--
Interest Expense(Income) - Net Operating	--	--	--	--	--
Unusual Expense (Income)	95.7	7.3	--	--	--
Other Operating Expenses, Total	(273.7)	(178.7)	(12.3)	(29.1)	(16.5)
Total Operating Expense	4,767.1	2,730.3	1,605.0	1,081.8	645.4
Operating Income	989.2	666.2	451.9	358.2	232.6
Interest Expense, Net Non-Operating	(281.2)	(203.4)	(73.4)	(42.7)	(24.0)
Interest/Invest Income - Non-Operating	106.5	70.8	22.1	(2.3)	(2.4)
Interest Income(Exp), Net Non-Operating	(174.7)	(132.6)	(51.3)	(45.1)	(26.4)
Gain (Loss) on Sale of Assets	--	--	--	--	--
Allowance for Funds Used During Const.	--	--	--	--	--
Other, Net	--	--	--	--	(7.0)
Net Income Before Taxes	814.5	533.6	400.5	313.1	199.2
Provision for Income Taxes	108.4	49.8	38.3	9.2	3.0
Net Income After Taxes	706.1	483.9	362.2	303.9	196.3
Minority Interest	(198.6)	(104.2)	(91.6)	(53.3)	(13.2)
Equity In Affiliates	--	--	--	--	--
U.S. GAAP Adjustment	--	--	--	--	--
Net Income Before Extra. Items	507.5	379.6	270.5	250.6	183.1
Accounting Change	--	--	--	--	--
Discontinued Operations	--	--	--	--	--
Extraordinary Item	--	--	--	--	--
Tax on Extraordinary Items	--	--	--	--	--
Net Income	507.5	379.6	270.5	250.6	183.1
Preferred Dividends	--	--	--	--	--
General Partners' Distributions	--	--	--	--	--
Miscellaneous Earnings Adjustment	--	--	--	--	--
Pro Forma Adjustment	--	--	--	--	--
Interest Adjustment - Primary EPS	--	--	--	--	--
Income Available to Com Excl ExtraOrd	507.5	379.6	270.5	250.6	183.1
Income Available to Com Incl ExtraOrd	507.5	379.6	270.5	250.6	183.1
Basic Weighted Average Shares	989.92	936.92	888.49	848.10	737.00
Basic EPS Excluding Extraordinary Items	0.513	0.405	0.305	0.296	0.248
Basic EPS Including Extraordinary Items	0.513	0.405	0.305	0.296	0.248
Dilution Adjustment	3.4	4.4	0.0	2.5	0.0
Diluted Weighted Average Shares	1,015.52	993.09	892.67	872.05	745.08
Diluted EPS Excluding ExtraOrd Items	0.503	0.387	0.303	0.290	0.246
Diluted EPS Including ExtraOrd Items	0.503	0.387	0.303	0.290	0.246
DPS - Common Stock Primary Issue	0.126	0.078	0.050	0.029	0.000
Gross Dividends - Common Stock	126.9	77.3	46.3	25.3	0.0
Total Special Items	95.7	7.3	--	--	--
Normalized Income Before Taxes	910.2	540.9	400.5	313.1	199.2
Effect of Special Items on Income Taxes	12.7	0.7	--	--	--
Inc Tax Ex Impact of Sp Items	121.1	50.5	38.3	9.2	3.0
Normalized Income After Taxes	789.1	490.5	362.2	303.9	196.3
Normalized Inc. Avail to Com.	590.5	386.2	270.5	250.6	183.1
Basic Normalized EPS	0.596	0.412	0.305	0.296	0.248
Diluted Normalized EPS	0.585	0.393	0.303	0.290	0.246
FIND OUT MORE ABOUT 2688.HK

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######################## END: Section ########################

Financial Statements

######################## BEGIN: Section ########################

China Gas Holdings Ltd (Hong Kong Stock)

Sector: /finance/industries/allIndustries. Industry:
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Annual Income Statement

In Millions of Hong Kong Dollars (except for per share items)	2007 2007-03-31 Period Length 12 Months	2006 2006-03-31 Period Length 12 Months	2005 2005-03-31 Restated 2006-03-31 Period Length 12 Months	2004 2004-03-31 Period Length 12 Months	2003 2003-03-31 Period Length 12 Months
Revenue	1,236.5	630.5	411.4	376.5	85.5
Other Revenue, Total	--	--	--	--	--
Total Revenue	1,236.5	630.5	411.4	376.5	85.5
Cost of Revenue, Total	816.2	325.2	164.0	208.1	64.2
Gross Profit	420.3	305.4	247.4	168.4	21.3
Selling/General/Admin. Expenses, Total	218.6	172.7	118.8	59.8	37.9
Research & Development	--	--	--	--	--
Depreciation/Amortization	--	--	--	11.6	4.9
Interest Expense, Net - Operating	--	--	--	--	--
Interest/Investment Income - Operating	--	--	--	--	--
Interest Expense(Income) - Net Operating	--	--	--	--	--
Unusual Expense (Income)	6.8	9.3	(2.7)	(5.8)	41.0
Other Operating Expenses, Total	(133.5)	(39.6)	(15.7)	(12.3)	(3.8)
Total Operating Expense	907.9	467.6	264.4	261.3	144.2
Operating Income	328.5	162.9	147.0	115.2	(58.6)
Interest Expense, Net Non-Operating	(107.8)	(44.2)	(27.4)	(24.6)	(6.2)
Interest/Invest Income - Non-Operating	1.4	25.5	0.0	0.0	(0.0)
Interest Income(Exp), Net Non-Operating	(106.4)	(18.7)	(27.4)	(24.6)	(6.2)
Gain (Loss) on Sale of Assets	0.0	0.4	(1.6)	27.6	0.0
Other, Net	17.2	37.9	16.0	--	--
Net Income Before Taxes	239.4	182.6	133.9	118.2	(64.8)
Provision for Income Taxes	13.8	2.5	1.5	1.3	1.9
Net Income After Taxes	225.6	180.1	132.4	116.9	(66.7)
Minority Interest	(35.5)	(23.3)	(35.8)	(36.8)	(3.0)
Equity In Affiliates	--	--	--	--	--
U.S. GAAP Adjustment	--	--	--	--	--
Net Income Before Extra. Items	190.1	156.7	96.6	80.1	(69.7)
Accounting Change	--	--	--	--	--
Discontinued Operations	--	--	--	--	--
Extraordinary Item	--	--	--	--	--
Tax on Extraordinary Items	--	--	--	--	--
Net Income	190.1	156.7	96.6	80.1	(69.7)
Preferred Dividends	--	--	--	--	--
General Partners' Distributions	--	--	--	--	--
Miscellaneous Earnings Adjustment	--	--	--	--	--
Pro Forma Adjustment	--	--	--	--	--
Interest Adjustment - Primary EPS	--	--	--	--	--
Income Available to Com Excl ExtraOrd	190.1	156.7	96.6	80.1	(69.7)
Income Available to Com Incl ExtraOrd	190.1	156.7	96.6	80.1	(69.7)
Basic Weighted Average Shares	2,995.32	2,548.93	1,844.96	1,300.96	1,043.40
Basic EPS Excluding Extraordinary Items	0.063	0.061	0.052	0.062	(0.067)
Basic EPS Including Extraordinary Items	0.063	0.061	0.052	0.062	(0.067)
Dilution Adjustment	(1.1)	0.0	0.0	0.9	0.0
Diluted Weighted Average Shares	3,413.57	2,828.36	1,894.35	1,340.45	1,043.40
Diluted EPS Excluding ExtraOrd Items	0.055	0.055	0.051	0.060	(0.067)
Diluted EPS Including ExtraOrd Items	0.055	0.055	0.051	0.060	(0.067)
DPS - Common Stock Primary Issue	0.012	0.010	0.000	0.000	0.000
Gross Dividends - Common Stock	29.2	29.2	0.0	0.0	0.0
Total Special Items	6.8	8.9	(1.0)	(31.4)	41.6
Normalized Income Before Taxes	246.1	191.4	132.9	86.8	(23.2)
Effect of Special Items on Income Taxes	0.4	0.1	(0.0)	(0.4)	14.3
Inc Tax Ex Impact of Sp Items	14.2	2.6	1.5	1.0	16.2
Normalized Income After Taxes	231.9	188.8	131.4	85.8	(39.4)
Normalized Inc. Avail to Com.	196.5	165.5	95.6	49.0	(42.4)
Basic Normalized EPS	0.066	0.065	0.052	0.038	(0.041)
Diluted Normalized EPS	0.057	0.059	0.050	0.037	(0.041)
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Income Statement

Financial Statements

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Zhengzhou Gas Co Ltd (Hong Kong Stock)

Independent Research |  Broker Research

Annual Income Statement

In Millions of Renminbi (except for per share items)	2007 2007-12-31 Period Length 12 Months	2006 2006-12-31 Period Length 12 Months	2005 2005-12-31 Period Length 12 Months	2004 2004-12-31 Period Length 12 Months	2003 2003-12-31 Period Length 12 Months
Revenue	853.1	724.6	609.7	460.4	335.7
Other Revenue, Total	9.0	7.0	10.8	10.0	21.2
Total Revenue	862.2	731.6	620.5	470.4	356.9
Cost of Revenue, Total	563.6	490.0	410.9	300.6	229.1
Fuel Expense	--	--	--	--	--
Operations & Maintenance	--	--	--	--	--
Selling/General/Admin. Expenses, Total	96.3	99.6	84.9	64.0	49.5
Research & Development	--	--	--	--	--
Depreciation/Amortization	--	--	--	--	--
Interest Expense, Net - Operating	--	--	--	--	--
Interest/Investment Income - Operating	--	--	--	--	--
Interest Expense(Income) - Net Operating	(4.2)	(3.6)	(2.3)	(1.1)	(0.9)
Unusual Expense (Income)	--	--	--	--	--
Other Operating Expenses, Total	10.1	10.4	0.8	8.2	0.7
Total Operating Expense	665.8	596.5	494.2	371.7	278.4
Operating Income	196.4	135.2	126.3	98.7	78.5
Interest Expense, Net Non-Operating	--	0.0	0.0	0.0	0.0
Interest/Invest Income - Non-Operating	--	--	--	--	--
Interest Income(Exp), Net Non-Operating	--	0.0	0.0	0.0	0.0
Gain (Loss) on Sale of Assets	--	--	--	--	--
Allowance for Funds Used During Const.	--	--	--	--	--
Other, Net	--	--	--	--	--
Net Income Before Taxes	196.4	135.2	126.3	98.7	78.5
Provision for Income Taxes	66.7	9.5	16.6	23.8	22.0
Net Income After Taxes	129.7	125.7	109.8	74.9	56.5
Minority Interest	(1.2)	(14.2)	(16.4)	(9.7)	(3.5)
Equity In Affiliates	--	--	--	--	--
U.S. GAAP Adjustment	--	--	--	--	--
Net Income Before Extra. Items	128.5	111.5	93.4	65.2	52.9
Accounting Change	--	--	--	--	--
Discontinued Operations	--	--	--	--	--
Extraordinary Item	--	--	--	--	--
Tax on Extraordinary Items	--	--	--	--	--
Net Income	128.5	111.5	93.4	65.2	52.9
Preferred Dividends	--	--	--	--	--
General Partners' Distributions	--	--	--	--	--
Miscellaneous Earnings Adjustment	--	--	--	--	--
Pro Forma Adjustment	--	--	--	--	--
Interest Adjustment - Primary EPS	--	--	--	--	--
Income Available to Com Excl ExtraOrd	128.5	111.5	93.4	65.2	52.9
Income Available to Com Incl ExtraOrd	128.5	111.5	93.4	65.2	52.9
Basic Weighted Average Shares	1,251.50	1,251.50	1,251.50	1,251.50	1,251.50
Basic EPS Excluding Extraordinary Items	0.103	0.089	0.075	0.052	0.042
Basic EPS Including Extraordinary Items	0.103	0.089	0.075	0.052	0.042
Dilution Adjustment	--	--	0.0	0.0	0.0
Diluted Weighted Average Shares	1,251.50	1,251.50	1,251.50	1,251.50	1,251.50
Diluted EPS Excluding ExtraOrd Items	0.103	0.089	0.075	0.052	0.042
Diluted EPS Including ExtraOrd Items	0.103	0.089	0.075	0.052	0.042
DPS - Common Stock Primary Issue	0.024	0.029	0.014	0.016	0.004
Gross Dividends - Common Stock	30.3	35.7	17.3	20.0	5.5
Total Special Items	--	--	--	--	--
Normalized Income Before Taxes	196.4	135.2	126.3	98.7	78.5
Effect of Special Items on Income Taxes	--	--	--	--	--
Inc Tax Ex Impact of Sp Items	66.7	9.5	16.6	23.8	22.0
Normalized Income After Taxes	129.7	125.7	109.8	74.9	56.5
Normalized Inc. Avail to Com.	128.5	111.5	93.4	65.2	52.9
Basic Normalized EPS	0.103	0.089	0.075	0.052	0.042
Diluted Normalized EPS	0.103	0.089	0.075	0.052	0.042
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Income Statement